Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended November 30,					Three Months Ended February 28, 2006
	2001	2002	2003	2004	2005
Pre-tax income (loss) from continuing operations	$(10.9)	$7.5	$(84.4)	$(24.7)	$(2.1)	$(4.3)
Adjustment for income or loss from equity investees	(1.0)	(1.0)	.8	.6	(.7)	(.3)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(11.9)	$6.5	$(83.6)	$(24.1)	$(2.8)	$(4.6)
Distributed income equity investees	—	—	.5	—	—	—

Less: Capitalized interest	(.4)	—	—	—	—	—

Amortization of interest previously capitalized	—	.1	.1	.1	—	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(12.3)	$6.6	$(83.0)	$(24.0)	$(2.8)	$(4.6)

Fixed Charges:
Interest expense	$14.0	$8.1	$15.3	$20.7	$21.2	$5.2
Interest capitalized during the period	.4	—	—	—	—	—
Amortization of debt issuance costs	.6	1.0	4.8	1.7	1.4	.3
Imputed interest portion of rent expense	2.8	2.7	2.9	2.5	1.8	.4

Total Fixed Charges	$17.8	$11.8	$23.0	$24.9	$24.4	$5.9

Pre-tax income (loss) from continuing operations before adjustment for income from equity investees plus fixed charges	$5.5	$18.4	$(60.0)	$.9	$21.6	$1.3

Ratio of Earnings to Fixed Charges – (a)	—	1.6	—	—	—	—

(a)	For the three months ended February 28, 2006, the ratio was less than 1.0x and was deficient by $4.6 million. For fiscal years 2005, 2004, 2003 and 2001, the ratio was less than 1.0x and was deficient by $2.8 million, $24.0 million, $83.0 million and $12.3 million, respectively.